INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GEORGIA 30339

October 5, 2011

VIA EDGAR, E-Mail and UPS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Brigitte Lippmann

Re:	Interface, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed March 17, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2011

File No. 001-33994

Dear Ms. Lippmann:

On behalf of Interface, Inc. (the “Company”), I provide the response below to the Staff’s comment letter to the Company dated September 23, 2011 relating to the Company’s 10-K for the Fiscal Year Ended January 2, 2011, filed with the Commission on March 17, 2011 (“Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 7, 2011 (“Proxy Statement”) (File No. 001-33994).

The responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.

Form 10-K for the Fiscal Year Ended January 2, 2011

Item 1. Business, page 2

1.	Please provide all of the information required by Item 101(c) of Regulation S-K. For example:

•
We note your disclosure on page eight regarding your distribution arrangement with the Bravo Network.  Please describe any additional methods by which you distribute your products.  See Item 101(c)(1)(i) of Regulation S-K.

•
Please disclose the sources and availability of your raw materials.  In this regard, we note your disclosure on page 6 that increases in your raw materials costs may adversely affect your business and the risk factors regarding the availability of your raw materials on page 16.  See item 101(c)(1)(iii) of Regulation S-K.

U.S. Securities and Exchange Commission - October 5, 2011

•	Please discuss the extent to which your business is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Response:

With regard to the first bullet point, we distribute our products in two primary channels:  (1) direct sales to end users; and (2) indirect sales through independent contractors or distributors (such as, but not limited to, the Bravo Network).  In each case, we may also call upon architects, engineers, interior designers, contracting firms and other specifiers who often make or substantially influence purchasing decisions.  In future filings, we will add disclosure in the “Marketing and Sales” section of Item 1 of our Form 10-K to clarify these methods of product distribution.

With regard to the second bullet point, our raw materials are generally available from multiple sources – both regionally and globally – with the exception of synthetic fiber (nylon yarn).  For yarn, we principally rely upon two major global suppliers, but we also have significant relationships with at least two other suppliers.  Although our number of principal yarn suppliers is limited, we do have the capability to manufacture carpet using face fiber produced from two separate polymer feedstocks – nylon 6 and nylon 6,6 – which provides additional flexibility with respect to yarn supply inputs, if needed.  Our global sourcing strategy, including with respect to our principal yarn suppliers and dual polymer manufacturing capability, allows us to hedge against any potential shortages of raw materials or raw material suppliers in a specific polymer supply chain.  In future filings, we will add disclosure to this effect in the “Manufacturing” section of Item 1 of our Form 10-K to expand upon the sources and availability of our raw materials.

With regard to the third bullet point, on a longer-focused historical basis, our first quarter has typically been our slowest quarter while our fourth quarter has typically been our best quarter, with sales generally increasing throughout the course of the fiscal year.  However, in recent years, as our sales efforts and results in the education market segment (which has a heavy second quarter buying season) have increased, our second quarter sales have occasionally eclipsed our third or fourth quarter sales.  In future filings, we will add disclosure to reflect these seasonality aspects of our business.

We believe our disclosure otherwise meets the requirements of Item 1.01(c).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Analysis of Results of Operations , page 26

2.
Please expand your discussion beginning on page 27 to quantify each factor you cite as impacting your net sales, as you do for your costs and expenses sections.  For example, you disclose that the weighted average selling price per yard increased by 1% in 2010 as compared to 2009, but you do not quantify such impact on net sales.  See Item 303(a)(3) of Regulation S-K.

U.S. Securities and Exchange Commission - October 5, 2011

Response:

We have, in fact, quantified each of the factors impacting our net sales, but have chosen to do so in percentages rather than in dollar amounts.  These percentages convey all the material information we believe to be necessary – broken down (in most instances) on a business segment, geographic and market segment basis – for an understanding of our financial condition, changes in our financial condition and results of operations.

For instance, by providing the percentage change in our weighted average selling price at the business segment level, an investor may extrapolate how much of the segment’s sales increase was attributable to price increases versus volume increases.  In addition, within each business segment (where relevant), we have quantified the percentage changes in each of our geographic regions and even further quantified the percentage changes within our particular market segments, providing investors with insight into how such regions and segments are performing in the current period compared with the prior year period.

Providing additional quantitive disclosure (such as the corresponding amounts denominated in dollars) may result in substantial competitive harm to us, in that it could potentially reveal to our competitors (1) the particular business segments, geographic regions and market segments in which they are likely to best compete against us and which also would be worthwhile to them, and (2) an approximate price point (and approximate cost structure) they would need to achieve in order to effectively do so.  Please note that this risk of competitive harm is not as prevalent with respect to the later discussion of our costs and expenses, and thus we have supplied more detailed quantitive data in that discussion.

Item 15. Exhibits and Financial Statement Schedules, page 95

3.	With your next current or periodic report, please file a complete copy of the Seventh Amended and Restated Credit Agreement, dated June 24, 2011, including all exhibits and schedules.

Response:

We will do so, as requested by the Staff.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

4.
Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  Please discuss in more detail your executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

U.S. Securities and Exchange Commission - October 5, 2011

Response:

With regard to the amounts listed in our Summary Compensation Table for 2010, the principal quantitative differences between the compensation of Mr. Hendrix and that of the other executive officers (apart from Mr. Hendrix having an overall higher level of compensation as chief executive) are: (1) Mr. Hendrix, along with Messrs. Wells and Willoch, participates in a Salary Continuation Plan (as described in our Proxy Statement on pages 19-20, footnote 5 to the Summary Compensation table on page 23, the “2010 Pension Benefits” table on page 27, and throughout the section “Potential Payments Upon Termination or Change in Control”); (2) Mr. Hendrix is a party to a Split Dollar Insurance Agreement, which was executed prior to his tenure as Chief Executive Officer (as described in our Proxy Statement on page 21 and in footnote 6 to the Summary Compensation table on pages 23-24); and (3) Mr. Hendrix, along with Mr. Wells, had a portion of his 2010 non-equity incentive plan compensation based on FLOR gross billings (as described in our Proxy Statement on page 15).

Apart from these distinctions, which we do not consider material and are nevertheless conspicuously disclosed in our Proxy Statement, the compensation policies and decisions for Mr. Hendrix are not otherwise materially different from that of the other executive officers.  Accordingly, we do not believe that a separate discussion focused solely on Mr. Hendrix would enhance the transparency or quality otherwise of our disclosure about his compensation as our principal executive officer.

Discussion of Principal Elements of Compensation Program, page 14

Base Salaries, page 14

5.
Please disclose the component companies that you used in benchmarking compensation in 2010.  In this regard, we note that your disclosure in this section only discloses certain companies to which you benchmark compensation from time to time and it is unclear which companies you used to set compensation in 2010.  See Item 402(b)(2)xiv) of Regulation S-K.

Response:

In 2010, the companies we used for benchmarking compensation were those companies comprising our “self-determined peer group” described in footnote 6 to our stock performance graph on page 14 of our Proxy Statement.  In future filings, we will disclose the component companies we use, if any, in benchmarking compensation for the relevant fiscal year.

Annual Bonuses, page 15

6.
Please disclose the specific performance targets and amounts achieved used by the compensation committee in determining the amount of annual incentive compensation to be awarded to each of your NEOs.  Within this disclosure, include the threshold, target and maximum financial performance objectives for each measure used by the compensation committee.  With a view towards explaining to investors how you arrived at the amounts disclosed in the summary compensation table, also include the achievement percentages applicable to each NEO for each measure utilized.  See Item 402(b)(1)(v) of Regulation S-K.

U.S. Securities and Exchange Commission - October 5, 2011

Response:

We have not disclosed the specific numerical performance targets for each of our NEO’s annual incentive compensation or the achievement percentages applicable to each NEO for each performance measure utilized due to our belief that such disclosure would result in substantial competitive harm to us.  This is because, among other negative effects, disclosing non-public information about our operating income, cash flow and earnings per share targets (and, with respect to Messrs. Hendrix and Wells, FLOR gross billings) or the percentage achievement of each performance measure by our NEOs would reveal our strategic focus and growth goals to an extent that would make us vulnerable to our competitors.  Pursuant to Instruction 4 to Item 402(b), we have disclosed how difficult it will be for the executives (or how likely it will be for us) to achieve the undisclosed target levels (please see the fourth paragraph under the heading “Annual Bonuses” on page 15 of our Proxy Statement).

On the other hand, we believe we may ordinarily disclose the overall bonus percentage achieved without resulting in substantial competitive harm to us.  Accordingly, we will disclose that information in future filings.

Other Potential Awards, page 17

Recent Omnibus Stock Plan Awards to Named Executive Officers, page 17

7.
We note your disclosure on pages 17 and 18 regarding the awards of restricted stock granted to your NEOs in 2010.  Please disclose the specific target levels to which the vesting of these shares was tied.  In this regard, we note your disclosure that substantially all of these shares vested pursuant to the special accelerated vesting opportunity based upon 2010 performance.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

We have not disclosed the specific numerical performance target of our 2010 Omnibus Stock Plan awards to the NEOs due to our belief that such disclosure would result in substantial competitive harm to us.  This is because, among other negative effects, disclosing non-public information about our earnings per share plus dividends target would reveal our strategic focus and growth goals to an extent that would make us vulnerable to our competitors.  However, in future proxy filings, pursuant to Instruction 4 to Item 402(b), we will add discussion, similar to that in the fourth paragraph under the heading “Annual Bonuses” on page 15 of our Proxy Statement, to describe how difficult it will be for the executives (or how likely it will be for us) to achieve the undisclosed target level to the extent such information (1) does not consist of financial projections or forward-looking information that has not otherwise been publicly disclosed by us, or (2) may not otherwise be omitted pursuant to Item 402(b).

U.S. Securities and Exchange Commission - October 5, 2011

Executive Compensation and Related Items, page 22

Grants of Plan-Based Awards in 2010, page 25

8.
We note your disclosure in footnote one to this table that the payments pertaining to non-equity incentive compensation which are reflected in the table represent awards “potentially earned for fiscal 2010.”  However, footnote four to the Summary Compensation Table states that the amounts pertaining to non-equity incentive plan compensation which are disclosed in the summary compensation table reflect “amounts earned by and paid to” each NEO.  Please clarify whether the non-equity incentive payouts to your NEOs have been finalized.

Response:

The non-equity incentive payouts to our NEOs were finalized, which we reflected and described in the Summary Compensation Table of our proxy statement and footnote 4 thereto.  However, as required by Item 402(d)(2)(iii), columns (c), (d) and (e) of our table “Grants of Plan-Based Awards in 2010” represent the applicable range of estimated payouts (as of the grant date of the award) assuming achievement of the threshold, target and maximum performance targets.  As a result, we believed it to be appropriate (and accurate) to indicate explicitly in that location that those amounts were not the actually earned amounts.  However, in the Summary Compensation Table and footnote 4 thereto, we were required to reflect the non-equity incentive amounts earned by and paid to each NEO based upon actual achievement of the performance targets (as opposed to the range of estimated payouts reflected in the table “Grants of Plan-Based Awards in 2010”).  In future filings, we will add a discussion to clarify the different disclosure requirements being addressed in these locations.

Proxy Card

9.
With respect to proposal two, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on compensation.

Response:

We believe that we have fully complied with Rule 14a-21 by including “a separate resolution subject to shareholder advisory vote to approve” executive compensation.  Nonetheless, we will revise our proxy cards in the future in response to the Staff’s comment.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission - October 5, 2011

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (770) 437-6862.  Thank you.

Sincerely,

/s/ David B. Foshee
David B. Foshee
Assistant Vice President and
Senior Counsel

cc:           Raymond S. Willoch, Esq. General Counsel, Interface, Inc.
W. Randy Eaddy, Esq., Kilpatrick Townsend LLP